[Letterhead of First South Bancorp, Inc.]

February 14, 2012

VIA EDGAR AND U.S. MAIL

Mr. Hugh West

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Mail Stop 4720

Washington, DC 20549

Re:	First South Bancorp, Inc., Washington, North Carolina

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 11, 2011

Form 10-Q for the Quarterly Period Ended September 30, 2011

Filed November 7, 2011

File No. 000-22219

Dear Mr. West:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated February 3, 2012, regarding the above-referenced filings of First South Bancorp, Inc., Washington, North Carolina (the “Company”) pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”).

For convenience, we have reproduced the comments contained in your letter dated February 3, 2012, below and included our responses following each comment. All capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the filings noted above. Because the Company has no material operations and conducts no business on its own other than owning its subsidiaries, the discussion contained in this letter concerns primarily the business of the Company’s wholly owned subsidiary, First South Bank (the “Bank”). For ease of reading and because the financial statements are presented on a consolidated basis, the Company and the Bank are collectively referred to herein as the “Company,” “we,” “our,” or “us,” unless otherwise noted.

United States Securities and Exchange Commission February 14, 2012 Page 2

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business

Lending Activities

Nonperforming Loans and Other Problem Assets, pages 10–12

1.	We note your response to comment number 2 and Exhibit B. Please confirm that you will present all the information pursuant to ASC 310-10-55-9 regarding the Age Analysis of Past Due Loans and Leases in the notes to the financial statements.

Response:

The Company will expand the Age Analysis of Past Due Loans and Leases table in future filings to present all information required pursuant to ASC 310-10-55-9. In addition, the expanded Age Analysis will be included in the notes to the consolidated financial statements.

Attached to this response letter as Exhibit A, for reference and information only, is a copy of the expanded Age Analysis of Past Due Loans and Leases format to be used in future filings.

The Company will expand future filings to include this information.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Item 1. Financial Statements

Notes to the Financial Statements

Note 6. Loans Receivable, pages 10 – 18

2.	We read your response to comment number 16. We understand that certain loans may be redesignated after the year in which the restructuring took place, if you meet the criteria in ASC 310-40-50-2. Please tell us in sufficient detail, and expand your disclosure in future filings, how you met conditions (a) and (b) of the aforementioned guidance.

Response:

Not all loan modifications constitute troubled debt restructurings (“TDRs”). Identifying whether a loan restructuring is a TDR is based upon individual facts and circumstances and requires the use of judgment on a loan-by-loan basis. We must first determine if the borrower is experiencing financial difficulty. A restructuring constitutes a TDR if for economic or legal reasons related to an individual borrower’s financial condition, we grant a concession to the borrower that would not otherwise be considered. A restructuring that results in only a delay in payment that is insignificant is not a concession.

United States Securities and Exchange Commission February 14, 2012 Page 3

In a TDR, our primary objective is to make the best of a difficult situation. Concessions are granted to protect as much as the loan amount as possible. Additionally, we expect to obtain more cash or other value from the borrower, or increase the probability of collection, by granting a concession than by not granting one.

TDR concessions may include, but are not limited to any one or combination of the following:

-	a modification of the loan terms such as a reduction of the contractual interest rate, principal, payment amount or accrued interest;
-	an extension of the maturity date at a stated interest rate lower than the current market rate for a new debt with similar risks;
-	a change in payment type, e.g. from principal and interest, to interest only with all principal due at maturity;
-	a substitution or acceptance of additional collateral; and
-	a substitution or addition of new debtors for the original borrower.

The Company relies on ASC 310-40-50 for guidance regarding disclosure of TDRs. Under ASC 310-40-50-2, information about an impaired loan that has been restructured in a TDR involving a modification of terms need not be included in disclosures required by paragraphs 310-10-50-15(a) and 310-10-50-15(c) in years after the restructuring if both of the following conditions exist:

1.	The restructuring agreement specifies an interest rate equal to or greater than the rate that the creditor was willing to accept at the time of the restructuring for a new loan with comparable risk; and

2.	The loan is not impaired based on the terms specified by the restructuring agreement.

When a restructuring agreement with a particular borrower specifies a market rate that is less than a market rate we would be willing to accept at the time of the restructuring for a new loan with comparable risk, that loan will not qualify or be considered for redesignating in a subsequent period. Information about any such loans that do not qualify for redesignating will continue to be disclosed as required.

When a restructuring agreement with a particular borrower specifies a market rate that is equal to or greater than a market rate we would be willing to accept at the time of the restructuring for a new loan with comparable risk, that loan may qualify and will be considered for redesignating in a subsequent period if the loan is not impaired based on the terms specified by the restructuring agreement and is in compliance with its modified terms. Since these loans meet the conditions of ASC 310-40-50-2, information regarding these loans may be omitted from disclosures required by paragraphs 310-10-50-15(a) and 310-10-50-15(c) in years after the restructuring.

United States Securities and Exchange Commission February 14, 2012 Page 4

Generally, a loan whose terms are modified in a troubled debt restructuring already will be identified as impaired. However, if we have written down a loan and the measure of the restructured loan is equal to or greater than the recorded investment, no impairment would be recognized. We are required to disclose the amount of the write-down and the recorded investment in the year of the write-down, but are not required to disclose the recorded investment in that loan in later years if the two criteria in ASC 310-40-50-2 are met.

The Company will expand future filings to include this information.

3.	Although certain loans may meet the criteria to be redesignated and are no longer called TDRs, please confirm that you continue to measure loan impairment on the contractual terms specified by the original loan agreement in accordance with ASC 310-10-35-20 through 35-26 and 310-10-35-37.

Response:

We confirm that we do continue to measure loan impairment on the contractual terms specified by the original loan agreement in accordance with ASC 310-10-35-20 through 35-26 and 310-10-35-37 for those certain loans that may meet the criteria to be redesignated and are no longer called TDRs.

4.	Please provide us with, and expand your future filings, to include a roll forward of the activity within your performing and non-performing TDR loans for each period presented. Your roll forward should include, but not be limited to, additions to TDRs, amounts paid-off, amounts redesignated, amounts charged-off, etc.

Response:

The Company will expand its future filings to include a roll forward of the activity of its performing and non-performing TDR loans for each period presented.

Attached to this response letter as Exhibit B, for reference and information only, is a copy of the expanded TDR activity roll forward format to be used in future filings.

5.	We note your presentation of impaired loans on page 14, however it is not clear from your disclosure whether or not the table includes your TDR loans. Please advise, and expand your future filings to clarify and quantify the amount of TDRs included in your impaired loan disclosures.

Response:

Our disclosure presentation tables of impaired loans do include TDR loans. We will expand our future filings to clarify and quantify the amount of TDRs included in our impaired loan disclosure tables.

United States Securities and Exchange Commission February 14, 2012 Page 5

Attached to this response letter as Exhibit C, for reference and information only, is a copy of our current impaired loan disclosure tables, revised to include the expanded disclosure quantifying the amount of TDRs included therein noted in the narrative above the tables. These revised tables are in the proposed format to be used in future filings.

In connection with the above responses, the Company acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in helping the Company to enhance the quality of the disclosure contained in its filings under the Exchange Act.

Please feel free to contact me via email at bill.wall@firstsouthnc.com, via fax at (252) 940-1268 or direct at (252) 940-5017 if you have additional questions or comments.

Respectfully yours,

/s/ William L. Wall

William L. Wall

Executive Vice President

Chief Financial Officer and Secretary

Copy:	Gaeta & Eveson, P.A.
Turlington and Company, L.L.P.

Exhibit A

Comment 1

Age Analysis of Past Due Loans and Leases

The following tables present an age analysis of past due loans, segregated by class of loans as of December 31, 2011 and December 31, 2010, respectively:

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Financing Receivables	Over 90 Days and Accruing
December 31, 2011	(In thousands)
Residential mortgage	$-	$-	$-	$-	$-	$-		$-
Commercial real estate	-	-	-	-	-	-		-
Commercial construction	-	-	-	-	-	-		-
Commercial non-real estate	-	-	-	-	-	-		-
Commercial unsecured	-	-	-	-	-	-		-
Lease receivables	-	-	-	-	-	-		-
Consumer real estate	-	-	-	-	-	-		-
Home equity lines of credit	-	-	-	-	-	-		-
Consumer non-real estate	-	-	-	-	-	-		-
Consumer unsecured	-	-	-	-	-	-		-
Total	$-	$-	$-	$-	$-	$-	$

December 31, 2010
Residential mortgage	$-	$-	$-	$-	$-	$-		$-
Commercial real estate	-	-	-	-	-	-		-
Commercial construction	-	-	-	-	-	-		-
Commercial non-real estate	-	-	-	-	-	-		-
Commercial unsecured	-	-	-	-	-	-		-
Lease receivables	-	-	-	-	-	-		-
Consumer real estate	-	-	-	-	-	-		-
Home equity lines of credit	-	-	-	-	-	-		-
Consumer non-real estate	-	-	-	-	-	-		-
Consumer unsecured	-	-	-	-	-	-		-
Total	$-	$-	$-	$-	$-	$-		$-

Exhibit B

Comment 4

TDR Activity Rollforward

The following table presents a roll forward of the Company’s performing TDR loans for the periods ended December 31, 2011 and December 31, 2010, respectively:

Performing TDRs	Beginning Balance	Additions (1)	Charge-offs (2)	Other (3)	Ending Balance
(In Thousands)
December 31, 2011
Residential mortgage	$-	$-	$-	$-	$-
Commercial real estate	-	-	-	-	-
Commercial construction	-	-	-	-	-
Commercial non-real estate	-	-	-	-	-
Commercial unsecured	-	-	-	-	-
Lease receivables	-	-	-	-	-
Consumer real estate	-	-	-	-	-
Home equity lines of credit	-	-	-	-	-
Consumer non-real estate	-	-	-	-	-
Residential mortgage	-	-	-	-	-
Total	$-	$-	$-	$-	$-
December 31, 2010
Residential mortgage	-	-	-	-	-
Commercial real estate	-	-	-	-	-
Commercial construction	-	-	-	-	-
Commercial non-real estate	-	-	-	-	-
Commercial unsecured	-	-	-	-	-
Lease receivables	-	-	-	-	-
Consumer real estate	-	-	-	-	-
Home equity lines of credit	-	-	-	-	-
Consumer non-real estate	-	-	-	-	-
Residential mortgage	-	-	-	-	-
Total	$-	$-	$-	$-	$-

1.	Includes new TDRs and increases to existing TDRs.
2.	Post modification charge-offs.
3.	Includes principal payments, paydowns and performing loans previously restructured at market rates that are no longer reported as TDRs.

Comment 4

TDR Activity Rollforward

The following table presents a roll forward of the Company’s non-performing TDR loans for the periods ended December 31, 2011 and December 31, 2010, respectively:

Non-Performing TDRs	Beginning Balance	Additions (1)	Charge-offs (2)	Other (3)	Ending Balance
(In Thousands)
December 31, 2011
Residential mortgage	$-	$-	$-	$-	$-
Commercial real estate	-	-	-	-	-
Commercial construction	-	-	-	-	-
Commercial non-real estate	-	-	-	-	-
Commercial unsecured	-	-	-	-	-
Lease receivables	-	-	-	-	-
Consumer real estate	-	-	-	-	-
Home equity lines of credit	-	-	-	-	-
Consumer non-real estate	-	-	-	-	-
Residential mortgage	-	-	-	-	-
Total	$-	$-	$-	$-	$-
December 31, 2010
Residential mortgage	-	-	-	-	-
Commercial real estate	-	-	-	-	-
Commercial construction	-	-	-	-	-
Commercial non-real estate	-	-	-	-	-
Commercial unsecured	-	-	-	-	-
Lease receivables	-	-	-	-	-
Consumer real estate	-	-	-	-	-
Home equity lines of credit	-	-	-	-	-
Consumer non-real estate	-	-	-	-	-
Residential mortgage	-	-	-	-	-
Total	$-	$-	$-	$-	$-

1.	Includes new TDRs and increases to existing TDRs.
2.	Post modification charge-offs.
3.	Includes principal payments, paydowns and loans previously designated as non-performing that are now current and performing in compliance with their modified terms.

Exhibit C

Comment 5

Impaired Loans Disclosure

The following tables present information on loans that were considered impaired as of December 31, 2011 and December 31, 2010. Impaired loans include loans modified in a troubled debt restructuring (TDR), whether on accrual or nonaccrual status. At December 31, 2011, impaired loans included $__________ in TDRs, compared to $___________ at December 31, 2010.

December 31, 2011	Recorded Investment	Contractual Unpaid Principal Balance	Related Allowance	YTD Average Recorded Investment	Interest Income Recognized on Impaired Loans

With no related allowance recorded:
Residential mortgage	$-	$-	$-	$-	$-
Commercial real estate	-	-	-	-	-
Commercial construction	-	-	-	-	-
Commercial non-real estate	-	-	-	-	-
Commercial unsecured	-	-	-	-	-
Lease receivables	-	-	-	-	-
Consumer real estate	-	-	-	-	-
Home equity lines of credit	-	-	-	-	-
Consumer non-real estate	-	-	-	-	-
Residential mortgage	-	-	-	-	-

Subtotal:	-	-	-	-	-

With an allowance recorded:
Residential mortgage	-	-	-	-	-
Commercial real estate	-	-	-	-	-
Commercial construction	-	-	-	-	-
Commercial non-real estate	-	-	-	-	-
Commercial unsecured	-	-	-	-	-
Lease receivables	-	-	-	-	-
Consumer real estate	-	-	-	-	-
Home equity lines of credit	-	-	-	-	-
Consumer non-real estate	-	-	-	-	-
Residential mortgage	-	-	-	-	-

Subtotal:	-	-	-	-	-

Totals:
Mortgage	-	-	-	-	-
Commercial	-	-	-	-	-
Consumer	-	-	-	-	-
Lease Receivables

Grand Total:	$-	$-	$-	$-	$-

Comment 5

Impaired Loans Disclosure

December 31, 2010	Recorded Investment	Contractual Unpaid Principal Balance	Related Allowance	YTD Average Recorded Investment	Interest Income Recognized on Impaired Loans

With no related allowance recorded:
Residential mortgage	$-	$-	$-	$-	$-
Commercial real estate	-	-	-	-	-
Commercial construction	-	-	-	-	-
Commercial non-real estate	-	-	-	-	-
Commercial unsecured	-	-	-	-	-
Lease receivables	-	-	-	-	-
Consumer real estate	-	-	-	-	-
Home equity lines of credit	-	-	-	-	-
Consumer non-real estate	-	-	-	-	-
Residential mortgage	-	-	-	-	-

Subtotal:	-	-	-	-	-

With an allowance recorded:
Residential mortgage	-	-	-	-	-
Commercial real estate	-	-	-	-	-
Commercial construction	-	-	-	-	-
Commercial non-real estate	-	-	-	-	-
Commercial unsecured	-	-	-	-	-
Lease receivables	-	-	-	-	-
Consumer real estate	-	-	-	-	-
Home equity lines of credit	-	-	-	-	-
Consumer non-real estate	-	-	-	-	-
Residential mortgage	-	-	-	-	-

Subtotal:	-	-	-	-	-

Totals:
Mortgage	-	-	-	-	-
Commercial	-	-	-	-	-
Consumer	-	-	-	-	-
Lease Receivables

Grand Total:	$-	$-	$-	$-	$-